02057558

RECD S.E.C.
SEP 1 1 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 11, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

PROCESSED
SEP 1 2 2002
THOMSON
FINANCIAL

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: September 11, 2002

By: [signature]

Name: Riccardo A. Pettazzi
Title: Chief of Corporate Affairs Department

List of exhibits regarding **FORM 6-K** for the month of September 2002 through September 11, 2002:

1) Press Release of September 11, 2002

TELECOM ITALIA

PRESS RELEASE

- **Telecom Italia acquires Pagine Utili directories business from Pagine Italia SpA in exchange for Seat Pagine Gialle shares**
- **Deal enables the Group to round off its directories market range and target rapid growth of the acquired business's current profitability**

Rome, 11 September 2002 – Telecom Italia today reached agreement with Pagine Italia SpA for the acquisition of the Pagine Utili directories unit, the flagship business of which is *pagine tascabili* ("Pocket Pages") with 60,000 advertisers.

The deal involves no cash expenditure but a payment to Pagine Italia of 214.286 million SEAT ordinary shares held by Telecom Italia, corresponding to **1.9% of company stock.**

Forecast to register **2002 revenues of 57 million euros** and a **gross operating result of approximately 9 million euros**, this business is being transferred debt-free, with working capital of zero and a staff of approximately 150.

In the now wholly liberalized Italian directories market, in which complete and updated databases of fixed-line telephony subscribers are available free of charge to all carriers, this deal is of great significance as it equips the Telecom Italia Group with considerable technological and marketing know-how that will enable the company to strengthen its range of products. Once the formalities of the operation are completed, work will begin on the terms and conditions of merging the acquired business with Seat Pagine Gialle to produce the greatest possible value, following the model adopted in Great Britain with subsidiary company Thomson Directories.

Completion of this operation is subject to approval by the Italian Antitrust Authority.

Communication & Media Relations: +3906.3688.2023 or 2066
www.telecomitalia.it/press

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.